Hellenic Solutions Corporation
c/o Emmanouil G. Karavelakis Law Office
Heiden 2. 3rd Floor
104 34 Athens, Greece

April 21, 2011

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010
Attn:  Mr. Jeffrey Gordon

Re:	Hellenic Solutions Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-170532)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-170532) together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2010.

The Registration Statement was filed to register the issuance of up to $30,000,000 of the Company’s ordinary shares, par value $0.00345728 per share (the “Ordinary Shares”).  As a result of unfavorable market conditions, the Company has determined that it will not proceed with the public offering of its Ordinary Shares as contemplated in the Registration Statement.  The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activities regarding the proposed public offering have been discontinued.  The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

Should you have any questions concerning the foregoing, please contact Yvan-Claude Pierre of DLA Piper LLP (US), the Company’s legal counsel, at (212) 335-4670.

Very truly yours, /s/ Sofia Douskali Sofia Douskali Chief Financial Officer